SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Orchestra-Prémaman S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14		TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,339,786 shares of Destination Maternity Corporation common stock outstanding as of June 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on June 12, 2019.

1	NAMES OF REPORTING PERSONS Yeled Invest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,796,610
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 1,796,610
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

1 The percentage was calculated based on 14,339,786 shares of Destination Maternity Corporation common stock outstanding as of June 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 12, 2019.

1	NAMES OF REPORTING PERSONS Pierre-André Mestre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,066
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 186,066
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (see Instructions) IN

1 The percentage was calculated based on 14,339,786 shares of Destination Maternity Corporation common stock outstanding as of June 3, 2019, as disclosed in the Destination Maternity Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 12, 2019.

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”).  This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety:
(a) – (c) The Reporting Persons are Orchestra-Premaman S.A. (“Orchestra-Premaman”), Yeled Invest S.A. (“Parent”) and Pierre-André Mestre (“Mr. Mestre”). Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Orchestra-Premaman is a public limited company organized under the laws of France with its principal offices located at 200 Avenue des Tamaris, ZAC Saint-Antoine, Saint-Aunes, 34130 France. The telephone number of Orchestra-Premaman is 0033-4-99130800. Orchestra-Premaman’s principal business is the design and distribution of apparel for babies and children.

Parent owns 61.45% of the outstanding shares of Orchestra-Premaman. Parent is a private company organized under the laws of Luxembourg with its principal offices located at 318 Rue de Neudorf, L-2222, Luxembourg. The telephone number of Parent is 00352-4746311. Parent’s principal business is to act as a holding company.

Mr. Mestre is a citizen of France with a principal address of Avenue General Guisan 45A, 1009 Pully, Switzerland.  As further described on Annex A to the original Schedule 13D, Mr. Mestre is the Chairman of the Board of Directors of Orchestra-Premaman.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for the directors and executive officers of each of Orchestra-Premaman and Parent is set forth in Annex A to the original Schedule 13D and incorporated herein by reference.

(d) — (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Annex A to the original Schedule 13D , has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described in Item 6 herein.  If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,983,676 shares or 13.8% of the DM Common Stock; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 1,000 shares of DM Common Stock directly beneficially owned by Orchestra-Premaman S.A. (“Orchestra-Premaman”) is approximately $9,030.00 which was funded with cash on hand of Orchestra-Premaman.  The aggregate purchase price of the 1,796,610 shares of DM Common Stock directly beneficially owned by Yeled Invest S.A. (“Parent”) is approximately €15,361,015.50 which was funded by a loan agreement with Natixis Wealth Management.  The aggregate purchase price of the 186,066 shares of DM Common Stock directly beneficially owned by Mr. Mestre is approximately $215,346.26 which was purchased with Mr. Mestre’s personal funds.

Item 5.	Interest in Securities of the Issuer.
Subsection (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:
(a) — (b) As of June 26, 2019, Orchestra-Premaman is the beneficial owner of and has shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock, representing less than 0.01% of the outstanding shares of DM Common Stock.

As of June 26, 2019, Parent is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,796,610 shares of DM Common Stock, representing 12.5% of the outstanding shares of DM Common Stock. In addition, as a result of its ownership of a controlling interest in Orchestra-Premaman, Parent is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,000 shares of DM Common Stock owned by Orchestra-Premaman, representing less than 0.01% of the outstanding shares of DM Common Stock.

As of June 26, 2019, Mr. Mestre is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 186,066 shares of DM Common Stock, representing 1.3% of the outstanding shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 14,339,786 shares of DM Common Stock outstanding as of June 3, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on June 12, 2019.

Except as set forth in this Item 5(a) – (b), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Annex A to the Original Schedule 13D beneficially owns any shares of DM Common Stock.

(c)	Information concerning transactions in shares of DM Common Stock effected during the past 60 days is set forth in Annex B to this Schedule 13D and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:

On June 26, 2019, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference

Item 7.	Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1	Joint Filing Agreement, dated June 26, 2019, by and among Orchestra-Premaman S.A., Yeled Invest S.A and Pierre-André Mestre.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 10 is true, complete and correct.

Dated:  June 26, 2019

ORCHESTRA-PRÉMAMAN S.A.

By:	/s/ Stefan JANISZEWSKI
Name: Stefan JANISZEWSKI
Title: Managing Director

YELED INVEST S.A.

By:	/s/ Fons MANGEN
Name: Fons MANGEN
Title: Administrator

By:	/s/ Pierre-André MESTRE
Name: Pierre-André MESTRE
Title: Administrator

/s/ Pierre-André MESTRE
PIERRE-ANDRÉ MESTRE

Annex B

Transactions Effected During the Past 60 Days

Pierre-André Mestre

Date of Transaction	Number of Shares Purchased	Average Purchase Price per Share
06/17/2019	25,124	$0.993
06/18/2019	16,370	$1.019
06/19/2019	9,487	$1.020
06/20/2019	35,623	$1.145
06/21/2019	19,253	$1.137
06/24/2019	79,209	$1.248